Filed by CBS Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CBS Corporation

Commission File No.: 001-09553

Date: October 20, 2017

CBS Radio 401(k) Plan

“Blackout Period” Notice Provided Under ERISA

As part of the exchange offer (the “Offer”) process, it is necessary to have a system and administrative maintenance period within the CBS Radio 401(k) Plan (the “Plan”) so that the necessary procedures may be conducted on participant accounts under the Plan. This period is known as the “Blackout Period” and will affect those who are invested in the CBS Class B Company Stock Fund under the Plan (the “CBS Class B Stock Fund”).

If a portion of your Plan account is allocated to be invested in the CBS Class B Stock Fund, whether or not you instruct Vanguard Fiduciary Trust Company (the “Trustee”) to tender all or a percentage of your proportional interest in the CBS Class B Stock Fund, then as of 1:00 p.m., New York City time, on November 10, 2017, transactions involving the CBS Class B Stock Fund will be prohibited for a period of up to three (3) business days following such date, and thereafter transactions involving only the tendered portion of your proportional interest in the CBS Class B Stock Fund will be prohibited until after the Offer expires and all processing related to the Offer has been completed. These periods of restriction are referred to as “blackout periods,” and such prohibited transactions include your ability to request a loan, in-service withdrawal or full or partial distributions. With respect to the tendered portion of your proportional interest in the CBS Class B Stock Fund, the blackout period will end as soon as practicable after the expiration of the Offer, but may not occur until approximately ten (10) business days after the Offer expires (i.e., during the week of December 3, 2017). Once the Blackout Period ends, an announcement will be posted to the Plan’s website at www.vanguard.com (note that if you have not registered, you will need your plan number (092944) to do so). Any proportional interests exchanged pursuant to the terms, and subject to the conditions, of the Offer will be reflected in your Plan account as a transfer from the CBS Class B Stock Fund into a new Entercom Company Stock Fund to be formed under the Plan.

The portion of your Plan account that is not invested in the CBS Class B Stock Fund will generally be unaffected by the Offer. Contributions credited to your account after 1:00 p.m., New York City time, on November 10, 2017 to investment funds under the Plan that are open for new investments will be allocated as usual, in accordance with the sources of the contributions and, where applicable, your investment directions in effect at the time of your contribution.

You can call the Information Agent for the Offer, Georgeson LLC, toll free at 1-866-741-9588 if you are within the United States (if you are outside the United States, you may reach the Information Agent at 1-781-575-2137). If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday. General information about the Offer can also be viewed on the Information Agent’s website for the Offer at www.cbscorpexchange.com.

For information about the Plan, please visit the Plan’s website at www.vanguard.com. You may also call the Plan’s Recordkeeper, The Vanguard Group, Inc., toll free, at 1-800-523-1188 (Monday through Friday, between 8:30 a.m. and 9:00 p.m. Eastern Time).

It is very important that you review and consider the appropriateness of your current investments beforehand, in light of your inability to direct or diversify the CBS Class B Stock Fund during the Blackout Period if you elect to participate in the Offer. For your long-term retirement security, you should also give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan. You should be aware that there is a risk to holding a substantial portion of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale of such stocks from your account during the Blackout Period.

A special note with respect to the “Blackout Period” Notice

Federal law generally requires that you be provided with notice of a Blackout Period, at least 30 days in advance of the last date on which you could exercise an affected right prior to the Blackout Period in order to consider the effect of the Blackout Period on your retirement and financial plans. Federal law also permits less than 30 days advance notice if circumstances warrant. You are receiving this notice less than 30 days in advance of the beginning of the Blackout Period in order to coincide with the public announcement of the Offer. The Offer was publicly announced October 19, 2017 and therefore October 19, 2017 is the earliest practicable date that the notice could be provided.

Potential Closing of the CBS Class B and Entercom Company Stock Funds

Participants in the CBS Radio 401(k) Plan should note that, following the consummation of the Offer, Entercom intends to retain an independent fiduciary to assist it in evaluating any single stock investment as an available investment under the CBS Radio 401(k) Plan, including both the CBS Class B Stock Fund and the new Entercom Company Stock Fund. Following the consummation of the Offer, the CBS Radio 401(k) Plan will be amended to provide that no new investment will be allowed into the Entercom Company Stock Fund under the CBS Radio 401(k) Plan. Currently no new investment is permitted in the CBS Class B Stock Fund. Participants in the CBS Radio 401(k) Plan may continue to hold assets in the CBS Class B Stock Fund and the Entercom Company Stock Fund and will be notified following the consummation of the Offer of any changes to the CBS Radio 401(k) Plan that may impact the continued holding of assets in the CBS Class B Stock Fund or the Entercom Company Stock Fund.

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